SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: December 12, 2025

List of Materials

Documents attached hereto:

Translation of the Share Buyback Report for the period from November 1, 2025 to November 30, 2025, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on December 12, 2025

[This is a translation of the Share Buyback Report for the period from November 1, 2025 to November 30, 2025, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on December 12, 2025]

Class of Shares: Common Stock

1.	Status of Repurchase

(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders

Not applicable

(2) Status of a repurchase pursuant to a resolution approved by the Board of Directors

(as of November 30, 2025)

	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on May 14, 2025 (Period of Repurchase: May 15, 2025 to May 14, 2026）	100,000,000 (Maximum)		250,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase)	—	—
Total	—	—	—
Total number of shares repurchased as of the end of the reporting month	63,156,800		249,999,876,533
Progress of the repurchase (%)	63.16		100.00

Note 1:     The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.

Note 2:      It was resolved by the Board of Directors as of May 14, 2025 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

Note 3:      The repurchase pursuant to the resolution approved at the Board of Directors meeting held on May 14, 2025 was concluded by the repurchase on October 27, 2025.

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	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on November 11, 2025 (Period of Repurchase: November 12, 2025 to May 14, 2026）	35,000,000 (Maximum)		100,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) November 14 November 17 November 18 November 19 November 20 November 21 November 25 November 26 November 27 November 28	244,300 249,200 201,700 217,900 231,300 399,400 348,500 179,300 161,900 153,600	1,139,784,801 1,130,806,801 898,462,101 950,158,702 1,040,588,191 1,799,904,886 1,541,187,197 807,847,194 741,256,397 702,576,506
Total	—	2,387,100	10,752,572,776
Total number of shares repurchased as of the end of the reporting month	2,387,100		10,752,572,776
Progress of the repurchase (%)	6.82		10.75

Note 1:     The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.

Note 2:      It was resolved by the Board of Directors as of November 11, 2025 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

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2.	Status of Disposition

(as of November 30, 2025)

	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	—	—	—
Total	—	—	—
Acquired treasury stock which was canceled	—	—	—
Total	—	—	—
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	—	—	—
Total	—	—	—
Other (Exercise of stock acquisition rights)	(Date of disposition) November 4 November 5 November 7 November 10 November 11 November 13 November 14 November 17 November 18 November 19 November 21 November 25 November 26 November 27	30,500 2,000 38,000 4,000 12,500 74,500 1,844,000 311,500 101,000 353,000 183,000 63,500 16,500 99,000	90,041,795 5,904,380 112,183,220 11,808,760 36,902,375 219,938,155 5,443,838,360 919,607,185 298,171,190 1,042,123,070 540,250,770 187,464,065 48,711,135 292,266,810
Total	—	3,133,000	9,249,211,270
Other (Acquired treasury stock disposed as restricted stock compensation)	—	—	—
Total	—	—	—
Other (Treasury stock delivered under Restricted Stock Units plan)	—	—	—
Total	—	—	—
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	—	—	—
Total	—	—	—
Total amount	3,133,000		9,249,211,270
Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

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3.	Status of Shares Held in Treasury

(as of November 30, 2025)

Status as of the end of the reporting month	Number of Shares
Total number of shares issued	6,149,810,645
Number of treasury stock	183,215,241

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